Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2009
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Contact in Japan
Tatsuhiko Atsumi
TDK Corporation
Tel: (81)-3-5201-7102
E-mail; pr@mb1.tdk.co.jp
TDK Revises Consolidated Projections
January 8, 2009
TDK Corporation (the “Company”) today revised projections released on October 30, 2008, as detailed below, in light of recent business performance.
Revised Consolidated Projections for Fiscal 2009 (April 1, 2008 to March 31, 2009)

		Operating	Income Before		Net Income per
	Net Sales	Income	Income Taxes	Net Income	Common Share
	(¥ millions)	(¥ millions)	(¥ millions)	(¥ millions)	(¥)
Previous projections (A)	795,000	35,000	31,600	25,000	193.83
Revised projections (B)	673,000	(26,000)	(32,000)	(28,000)	(217.09)
Change (B-A)	(122,000)	(61,000)	(63,600)	(53,000)	(410.92)
% change	(15.3)%	—	—	—	—
(Reference) Fiscal 2008 results	866,285	87,175	91,505	71,461	551.72
Reasons for Revisions
Since the beginning of the third quarter, the Company’s orders have fallen more dramatically than expected. This has led to a decline in capacity utilization below that assumed in previously announced projections. Furthermore, the rapid appreciation of the yen against the U.S. dollar has resulted in a stronger yen than the average exchange rate of ¥100 assumed in TDK’s plans. Moreover, TDK is projecting a low level of orders also in the fourth quarter and for the yen to remain strong.
As a consequence of the above factors, the Company has revised its consolidated projections for fiscal 2009, as shown in the table above.
On October 17, 2008, TDK made Germany-headquartered EPCOS AG (President and CEO: Gerhard Pegam) a consolidated subsidiary. However, the results of this company have not been incorporated in the revised projections. TDK will announce the impact of this company on its consolidated results for fiscal 2009 when it is in a position to do so.
Cautionary Statements with Respect to Forward-Looking Statements
This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in applicable laws and ordinances.
The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
January 8, 2009	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager of Corporate Communications Department